SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 May, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

 31 May 2012

LLOYDS BANKING GROUP PLC - APPOINTMENTS TO THE BOARD

Lloyds Banking Group is pleased to announce the appointments of Carolyn Fairbairn and Lord Blackwell as non-executive directors with effect from 1 June 2012.  Lord Blackwell will also assume the Chairmanship of the Scottish Widows Group of companies on 1 September 2012.
Commenting on these appointments, Sir Winfried Bischoff, Chairman of Lloyds Banking Group, said:
"Carolyn Fairbairn's background in strategy, public policy and regulation complements that of Lord Blackwell in banking, consulting and insurance.  Both bring experience in a number of important roles to the deliberations of our Board and my colleagues and I very much look forward to working with them."

-END -

Notes to Editors:

BIOGRAPHICAL DETAILS

Carolyn Fairbairn

Carolyn, 51, is a non-executive director of The Vitec Group plcand a member of its Audit, Nominations and Remuneration Committees.  She served as a non-executive director of the Financial Services Authority (FSA) between 2008 and 2011 and was Chair of the FSA's Risk Committee from 2010 - 2011. Until April 2011, she was Director of Group Development and Strategy at ITV plc, having also spent eight years at the BBC including five years as Director of Strategy and a member of its Executive Board. She has also been a partner at McKinsey & Co. and a policy adviser in the Prime Minister's Policy Unit. Carolyn began her career as an Economist at the World Bank.
In January 2012, she was appointed a trustee of Marie Curie Cancer Care.
There are no further disclosures to be made pursuant to Listing Rule 9.6.13.

Lord Blackwell

Lord Blackwell, 59, is the Chairman of Interserve plc, a non-executive director of Ofcom and of Halma plc and a member of the board of the Centre for Policy Studies.  In May 2012, he retired as a non executive director of Standard Life, having been a director since 2003 and Senior Independent Director of Standard Life plc since 2008. His previous roles include: a partner of McKinsey & Co., director of Group Development at National Westminster Bank plc and non-executive directorships at Dixons Group plc and SEGRO plc from which he retired as Senior Independent Director in 2010 after serving for nine years on that Board. From 1995 to1997, Norman was Head of the Prime Minister's Policy Unit and was appointed a life peer in 1997.
There are no further disclosures to be made pursuant to Listing Rule 9.6.13.

Investor Relations
Kate O'Neill                                                                          +44 (0)20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                    +44 (0)20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 31 May, 2012